UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2025
Commission File Number: 001-35404
EMX ROYALTY CORPORATION
(Translation of registrant’s name into English)
Suite 501 – 543 Granville Street
Vancouver, British Columbia V6C 1XB
Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
[   ] Form 20-F     [X] Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

SUBMITTED HEREWITH
Exhibits:

Exhibit	Description

99.1	Condensed Consolidated Interim Financial Statements for the period ended March 31, 2025
99.2	Management’s Discussion and Analysis for the period ended March 31, 2025
99.3	Form 52-109F2 - Certification of Interim Filings - Full Certificate - CEO
99.4	Form 52-109F2 - Certification of Interim Filings - Full Certificate - CFO

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMX ROYALTY CORPORATION

(Registrant)

Date: May 12, 2025	By:	/s/ Rocio Echegaray

	Name:	Rocio Echegaray
	Title:	Corporate Secretary